UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

    Under the Securities Exchange Act of 1934

     Amendment No(.)*

    Allete Inc

     (Name of Issuer)

    Common Stock

     (Title of Class of Securities)

    018522300

     (CUSIP Number)

    3/31/07

     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[ ]

Rule 13d-1(d)

CUSIP No. 769667106

1.

       Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Wachovia Corporation 56-0898180

(Formerly named First Union Corporation)

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.

       SEC Use Only

4.

       Citizenship or Place of Organization

North Carolina

       Number of
       Shares
       Beneficially
       Owned by
       Each Reporting
Person With

5.

       Sole Voting Power

3501525

6.

       Shared Voting Power

60

7.

       Sole Dispositive Power

1143568

8.

       Shared Dispositive Power

2660

9.

      Aggregate Amount Beneficially Owned by Each Reporting Person.
3504354

10.

      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) Not Applicable.

11.

Percent of Class Represented by Amount in Row (11) 11.5%

12.

       Type of Reporting Person (See Instructions)

       Parent Holding Company (HC)

Item 1.

(a)

       Name of Issuer
       Allete Inc

(b)
    Address of Issuer's Principal
      Executive Offices

     30 W. Superior Street

     Duluth, MN 55802-2093

Item 2.

(a)

       Name of Person Filing

        Wachovia Corporation

(b)

       Address of Principal Business Office or, if none, Residence

        One Wachovia Center
        Charlotte, North Carolina 28288-0137

(c)

       Citizenship

North Carolina

(d)

       Title of Class of Securities
       Common Stock

(e)

       CUSIP Number

929903102

Item 3.

        If this statement is filed pursuant to sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)

[ ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

      Investment company registered under section 8 of the Investment Company Act of
1940 (15 U.S.C 80a-8).

(e)

[ ]

An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

      An employee benefit plan or endowment fund in accordance with section
240.13d-1(b)(1)(ii)(F);

(g)

[X ]

      A parent holding company or control person in accordance with section
240.13d-1(b)(1)(ii)(G);

(h)

[ ]

      A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)

[ ]

      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

       Amount beneficially owned: 3504354

(b)

       Percent of class: 11.5
.

(c)

Number of shares as to which the person has:

(i)

       Sole power to vote or to direct the vote
       3501525
.

(ii)

       Shared power to vote or to direct the vote
       60
.

(iii)

       Sole power to dispose or to direct the disposition of 1143568
.

(iv)

       Shared power to dispose or to direct the disposition of 2660
.

Item 5.

Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

        Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Wachovia Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g).  The relevant subsidiaries are Wachovia Securities, LLC (IA), Evergreen Investment Management Company (IA), J.L. Kaplan Associates, LLC (IA), Calibre Advisory Services, Inc. (IA), Delaware Trust Company, N. A. (BK) and Wachovia Bank, N.A. (BK).  Wachovia Securities, LLC, Evergreen Investment Management Company, J.L. Kaplan Associates, LLC  and Calibre Advisory Services, Inc. are investment advisors for mutual funds and / or clients; the securities reported by these subsidiaries are beneficially owned by such mutual funds or clients.  The other Wachovia entities listed above hold the securities reported in a fiduciary capacity for their respective customers.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

       Not Applicable.

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       April 10, 2007
       Date

       Signature
       Karen F. Knudtsen

        Vice President and Trust Officer

Name/Title